Goodwin Procter LLP
Counsellors at Law
Exchange Place
Boston, MA 02109
T: 617.570.1000
F: 617.523.1231
September 29, 2011
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Maryse Mills-Apenteng
Re:	Eloqua Limited Registration Statement on Form S-1 Filed August 24, 2011 File No. 333-176484
Dear Ms. Mills-Apenteng:
     This letter is submitted on behalf of Eloqua Limited (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on August 24, 2011 (the “Registration Statement”), as set forth in your letter dated September 20, 2011 addressed to Joseph P. Payne, President and Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing pre-effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments.
     For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.
     The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Registration Statement).

Ms. Mills-Apenteng
United States Securities and Exchange Commission
September 29, 2011

General
1.	We will process your filing and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information that now appears blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

RESPONSE: The Company respectfully requests that the Staff allow the Company to supplementally provide the Staff with an estimated offering price range once such range has been determined.

2.	Please provide us with any artwork or graphics that you intend to use. Provide us with sufficient time to review and comment on these graphics.

RESPONSE: The Company respectfully advises the Staff that it will supplementally deliver to the Staff a copy of the artwork the Company intends to include in the prospectus as soon as practicable.

3.	Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional concerns with respect to the proposed underwriting arrangements.

RESPONSE: The Company respectfully advises the Staff that, prior to the effectiveness of the Registration Statement, it will have a representative of the Financial Industry Regulatory Authority (“FINRA”) contact the Staff to confirm that FINRA has completed its review and has no additional concerns with respect to the proposed underwriting arrangements.
Prospectus Summary
General
4.	With respect to any other third-party statements, such as the market data from Forrester Research, Inc., Gartner, Inc. and IDC, please provide us with the relevant portions of such reports or other printed materials. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus.
RESPONSE: The Company is supplementally providing to the Staff, under separate cover contemporaneously herewith, highlighted copies of the reports that support the

Ms. Mills-Apenteng
United States Securities and Exchange Commission
September 29, 2011

third-party statements contained in the Registration Statement. These source materials have been clearly marked to highlight the applicable portion or section containing the statistic and cross-referenced to the appropriate location in the Registration Statement.
Our Solution, page 3
5.	Please provide quantitative or qualitative support for your statements, here and elsewhere in your prospectus, that you are “a leading provider of on-demand Revenue Performance Management,” the “market leader,” “innovator,” “pioneer,” and that the on-demand platform has “best-in-class” functionality.

RESPONSE: The Company is supplementally providing to the Staff, under separate cover contemporaneously herewith, highlighted copies of the supporting materials upon which the Company relied in connection with the statements referenced in Comment 5.
Risk Factors, page 11
6.	You state in your introductory paragraph that “The risks and uncertainties described below are not the only ones we face.” Please revise to clarify that all material risks known to you are presented in this section.

RESPONSE: The Company has revised the disclosure on page 11 of Amendment No. 1 in response to the Staff’s comment.
“We have a history of losses and may not achieve consistent profitability in the future,” page 11
7.	It appears as though you have identified two separate risks under this one risk factor caption. Specifically, you state, “In addition, as a public company, we will incur additional legal, accounting and other expenses that we did not occur as a private company.” It appears that you should address this risk under a separate risk factor caption.

RESPONSE: The Company has deleted the reference to additional costs as a public company in the referenced risk factor on page 11 of Amendment No. 1. The Company notes that the risk regarding additional costs as a public company is referred to in the risk factor entitled “Our business is subject to changing regulations...” on page 34 of Amendment No. 1.

Ms. Mills-Apenteng
United States Securities and Exchange Commission
September 29, 2011

“Our future performance will depend in part on the acceptance...,” page 12
8.	Please revise to define RPM in this risk factor and in each risk factor where this term appears. The risk factor section is subject to the plain English requirements of Rule 421(d) and readers should not have to search other parts of the document to find the meaning of this term.

RESPONSE: The Company has revised the Risk Factor section on pages 12, 15 and 20 of Amendment No. 1 in response to the Staff’s comment.
“Our brand and reputation are dependent on the continued participation and level of service of our third-party service providers,” page 16
9.	You state that you currently utilize third-party service providers, which you are not able to control, and that they may harm your reputation and damage the brand loyalty among your customer base. To place this statement in context for investors, explain the services provided by these third-party service providers or include an appropriate cross-reference to where this information can be located in your prospectus.

RESPONSE: The Company has revised the disclosure on page 16 of Amendment No. 1 to include a cross reference to the “Business—Alliances” section.
“Interruptions or delays in service from our single third-party data center provider...,” page 18
10.	We note that you currently serve your customers from a single third-party data center hosting facility located in Toronto, Canada. Tell us the name of this provider and confirm that you have filed all material agreements with this provider as exhibits to your registration statement.

RESPONSE: The Company respectfully advises the Staff that Verizon Canada Ltd. is the provider of the third-party data center hosting facility located in Toronto, Canada. The Company further advises the Staff that it does not believe that the agreement with Verizon is required to be filed as an exhibit to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K. The Company has determined that the agreement with Verizon is one that ordinarily accompanies the kind of business conducted by the Company, namely providing software-as-a-service (“SaaS”) solutions. In particular, all SaaS providers either have or contract to use third-party data center hosting facilities. Further, the Company does not believe that this agreement meets any of the tests set forth in Item 601(b)(10)(ii)(A-D). The Company respectfully submits that the agreement with Verizon does not fall within subsections A, C and D of Item 601(b)(10)(ii). The Company believes that subsection B is also inapplicable to the Verizon agreement because the Company’s business is not “substantially dependent” on the Verizon

Ms. Mills-Apenteng
United States Securities and Exchange Commission
September 29, 2011

agreement. Verizon provides a data center hosting service, which comparable service the Company believes it could obtain on reasonable commercial terms from a number of other high-quality providers on short notice. Finally, the actual agreements with Verizon are standard purchase orders for hosting, subject to standard terms of service, and would not provide meaningful information to investors. Accordingly, the Company respectfully advises the Staff that it does not believe the agreement with Verizon is required to be disclosed under Item 601(b)(10) of Regulation S-K.
“The enactment of legislation implementing changes in U.S. taxation...,” page 31
11.	Quantify your international business activities to place in appropriate context your statement regarding the “scale” of your international business activities.

RESPONSE: The Company respectfully advises the Staff that, after further consideration, the Company does not believe that the proposed reforms of taxation of international business activities is a material risk to the Company’s business or financial results based on the Company’s current or planned operations. Accordingly, the Company has deleted this risk factor in Amendment No. 1.
“If we fail to maintain proper and effective internal controls...,” page 35
12.	We note that you have identified four deficiencies in your internal control over financial reporting for the year ended December 31, 2010 and that you have taken steps to remediate the deficiencies. Please disclose what steps were taken to address these deficiencies and whether you believe these deficiencies have been remedied or whether they continue to exist. To the extent your disclosure is significantly expanded, consider whether a more detailed discussion of your internal control over financial reporting should be disclosed elsewhere in an appropriate location of the prospectus with a cross-reference in the risk factor discussion to the more detailed discussion.

RESPONSE: The Company has revised the disclosure on page 35 of Amendment No. 1 in response to the Staff’s comment.
Industry and Market Data, page 40
13.	Please explain your statement that the Garner report “represents data ... as part of a syndicated subscription service, by Gartner, which are not representations of fact.” In addition, as you know, the statements in the filing are the company’s and it is responsible for the entire content of the registration statement. While you may include appropriate language about limits on the reliability of information included in your disclosure, you should avoid language that can be interpreted as a disclaimer of information contained in the filing. Please revise accordingly.

Ms. Mills-Apenteng
United States Securities and Exchange Commission
September 29, 2011

RESPONSE: The Company has revised the disclosure on page 39 of Amendment No. 1 in response to the Staff’s comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operation
Critical Accounting Policies and Estimates
Accounting for Stock-Based Compensation
Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Common Stock, page 56
14.	Please expand your disclosure to include the probabilities you assigned to the various future liquidity events under the probability-weighted expected return method for each valuation date. In addition, tell us what consideration you gave to providing further disclosures and support for your significant quantitative assumptions. For example, we note the 35% discount rate used for all but the No Exit scenario, the lack of quantitative disclosure of rates of returns on comparable companies and the lack of disclosure as to how those comparable companies compare to companies used to estimate volatility.

RESPONSE: The Company has revised the disclosure on pages 57 and 60—61 of Amendment No. 1 in response to the Staff’s comment to include the probabilities assigned to the various future liquidity events under the probability-weighted expected return. With regard to the significant quantitative assumptions used by the Company, we respectfully advise the Staff that the probabilities assigned to various potential outcomes and the discount rate were the most significant assumptions that would be useful to an investor in assessing the Company’s option grants. The Company does not believe that it provides meaningful information to the investor to disclose the quantitative rate of return on the comparable companies since they are public companies at a greater stage of maturity. The quantitative calculations involving comparable companies are limited to deriving the multiples to be applied to the Company’s various financial metrics, which are market-based calculations.

The Company further respectfully notes that the Company relied on the reports of Timan, LLC, which performed the valuations and is named as an expert in the Registration Statement, in determining an appropriate option strike price. The discount rate was provided by Timan as the expected venture capital rate of return for a company at the Company’s stage of development, which Timan determined to be between stage 4 (middle) and stage 5 (late/mezzanine). According to Timan, a stage 1 company (seed), would have a discount rate of 80% and a stage 6 (bridge) would have a discount rate of 25%. Timan also provided guidance to the Company regarding the values to assign to the probabilities of various exit scenarios.

Ms. Mills-Apenteng
United States Securities and Exchange Commission
September 29, 2011

15.	Please revise the table on page 58 to disclose the aggregate grant date fair value of the option grants.

RESPONSE: The Company has revised the table on page 57 of Amendment No. 1 to disclose the aggregate grant date fair value of the option grants.

16.	We note your disclosure that in estimating the fair value of 928,000 options granted on November 10, 2010 and 500,000 options granted on December 20, 2010 you considered an independent valuation report of your common stock as of August 31, 2010, which reflected a fair value of common stock of $0.93. We further note that an independent valuation report of your common stock as of December 31, 2010 reflected a fair value of common stock of $1.29. Revise your disclosure to clarify why you believe there was no meaningful change in your performance and common stock valuation since the August 31, 2010 valuation, taking into consideration the December 31, 2010 valuation.

RESPONSE: The Company respectfully advises the Staff that the increase in valuation between the August 31, 2010 and the December 31, 2010 valuations was due almost entirely to an increase in the multiples of revenue paid in the public company comparable M&A transactions and the increase in the multiples of gross profit reflected in the market price of the public company comparables for the IPO scenario. For instance, the median revenue-based multiple for M&A transactions discussed in the August report was 2.1x, whereas in the December report, the same multiplier was 3.8x. Likewise, the market-based multiple applied to gross profit to determine IPO valuation increased from 4.7x in the August report to 8.3x in the December report.

In addition, the Company respectfully advises the Staff that the valuation performed as of December 31, 2010, was not completed until February 23, 2011. In estimating the fair value of the Company’s common stock at the time of the option grants on November 10, 2010 and December 20, 2010, the board of directors used its reasonable discretion and considered all relevant contemporaneous information known at the time, which did not include a report showing the increase in multiples on comparable public company metrics. In particular, the board of directors considered that the Company’s projected performance reflected in the Company’s budget remained consistent from the date of the August 31, 2010 valuation until the December 20, 2010 grant. Further, the Company respectfully advises the Staff that it does not believe that the difference in fair value of common stock used for the November 20, 2010 and the December 20, 2010 option grants compared to the fair value determined at December 31, 2010 would have had a material impact on the estimated fair value of the options granted (and the related compensation charge taken for such options) and therefore believes that the disclosure in the Registration Statement is adequate and the price set by the Board of Directors for the December 20, 2010 grant to be appropriate.

Ms. Mills-Apenteng
United States Securities and Exchange Commission
September 29, 2011

17.	Please disclose the significant assumptions that impacted the change in valuation of your common stock between April 29, 2011 and July 1, 2011.

RESPONSE: The Company has revised the disclosure on pages 60 and 61 of Amendment No. 1 in response to the Staff’s comment.

18.	When your estimated IPO price is known and included in your registration statement, please revise your disclosure to include a discussion of each significant factor contributing to the difference between the fair value of the underlying stock as determined for your most recent equity awards and your IPO offering range. The disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

RESPONSE: The Company respectfully advises the Staff that, when the estimated IPO price is known and included in the Registration Statement, it will revise the disclosure to include a discussion of each significant factor contributing to the difference between the fair value of the underlying stock as determined for the most recent equity awards and the IPO offering range. The Company acknowledges that the disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.
Results of Operations, page 63
19.	Tell us what consideration you gave to providing explanations for the changes in your gross margins, or costs of revenues as a percentage of revenues, for all periods presented.

RESPONSE: The Company has revised the disclosure on pages 65 and 68—69 of Amendment No. 1 in response to the Staff’s comment.
Comparison of Six Months Ended June 30, 2010 and 2011
Revenue, page 65
20.	Tell us what consideration you gave to disclosing the increase in revenue that resulted from existing customers and the increase that resulted from new customers, for all periods presented as well as the impact of pricing changes over the periods . We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

RESPONSE: The Company has revised the disclosure on pages 64 and 67 of Amendment No. 1 in response to the Staff’s comment. Because the Company does not regularly gather and report information about new customers, but rather reports changes in revenue, it has presented information responsive to Item 303(a)(3)(iii) that will assist investors in understanding the contribution to revenue of new customer agreements.

Ms. Mills-Apenteng
United States Securities and Exchange Commission
September 29, 2011

Comparison of Years Ended December 31, 2008, 2009 and 2010
Income Tax Benefit (Expense), page 70
21.	Expand your discussion to disclose the changes in the nature or your foreign operations you are relying upon in determining that it is more likely than not that you will realize the non-U.S. deferred tax assets as of June 30, 2011. Disclose why you believe the positive evidence supporting your conclusion that a valuation allowance is not needed is commensurate with the extent to which it can be objectively verified. Revise your disclosure to provide discussion as to how your determination overcomes the significant negative evidence of cumulative losses in recent years. Describe known uncertainties surrounding your valuation allowance assumptions that you reasonably expect will have a material favorable or unfavorable impact on future results of operations.

RESPONSE: The Company has revised the disclosure on page 71 of Amendment No. 1 in response to the Staff’s comment.

22.	Please revise to provide discussion and analysis of the basis for the disproportionate relationship between geographic region revenues in Note 2. (w) Segment Reporting, page F-14 and Note (10) Income Taxes, page F-26, non-U.S. and U.S. pretax income (loss).

RESPONSE: The Company respectfully advises the Staff that Eloqua Limited is the contracting entity for all worldwide sales except Canada (for which the contracting entity is Eloqua Corporation, the Company’s consolidated subsidiary). As a result, and also due to intercompany sales and services, the “non U.S.” and “U.S.” pretax income (loss) amounts do not reflect the geographic segment revenues disclosed in Note (2)(w). As Note (2)(w) indicates, the segment revenues are based on the billing address of the customer. Accordingly, the Company does not believe further disclosure is necessary.
Business, page 79
23.	Please tell us and disclose the criteria you used in selecting the customers you identified by name on pages 80 and 92 and in the summary section. For example, tell us and disclose whether there is a minimum dollar value of sales you made to the companies you list. Then, confirm that the customers listed are current customers.

RESPONSE: The Company respectfully advises the Staff that the brief lists of customers identified on pages 2 and 80 consist of representative customers from industries the Company currently serves, each listed company has given the Company permission to use their names in the prospectus. The Company supplementally advises the Staff that each of these customers was in the top half of the Company’s customers, by revenue, during the first half of 2011.

Ms. Mills-Apenteng
United States Securities and Exchange Commission
September 29, 2011

     The Company further advises the Staff that the longer list of customers on page 92 consists of a representative sample of the Company’s current customers in various industries the Company currently serves, and includes a wide range of customers by size (both in reference to the amount of revenue the Company derives from the customer and the size of the customer’s business) within each industry. The Company believes that the disclosure in the Registration Statement, which lists a “representative sample” of its customers, is appropriate because the list includes customers (large, small, and medium-sized) in industries the Company currently serves. In addition, the fact that no single customer accounted for more than 3% of the Company’s revenue during 2010 and the first half of 2011, shows that this longer list of customers consists of a representative group of customers rather than particularly-selected high or low revenue customers.
     The Company further advises the Staff that all customers listed are current customers, and that the Company did not use a minimum dollar value of sales when compiling the list of customers disclosed in the Registration Statement.
24.	Please clarify whether your references to your “base of over 1,000 customers” on pages 85 and 92 include only current customers or are based on a cumulative list of customers. Explain the meaning of “deep” customer relationships as referenced on page 84 and identify the companies you refer to as “the most successful and fastest growing companies.”

RESPONSE: The Company respectfully advises the Staff that its base of over 1,000 customers includes only current customers. The Company has revised the disclosure on page 85 of Amendment No. 1 to clarify this point. The Company believes that the reference to “We have over 1,000 customers” on page 92 of Amendment No. 1 sufficiently informs potential investors that this is a current number.
     The Company further advises the Staff that the reference to “deep” customer relationships refers to the level and frequency of direct contact between the Company’s sales and support teams and various contacts at the Company’s customers, including members of the customers’ senior management, sales and marketing teams. While the term is subjective, the Company’s focus on revenue generation means that there are many points of customer contact and the Company’s software provides important business information to its customers that is not otherwise available to them.
     The Company further advises the Staff that its belief that its customers include some of the most successful and fastest growing companies worldwide is based on the Company’s internal research and analysis of its customers’ revenue growth. The Company is supplementally providing to the Staff, under separate cover contemporaneously herewith, a chart prepared by the Company, which shows the revenue growth of the Company’s public company customers between 2006 and 2010 as

Ms. Mills-Apenteng
United States Securities and Exchange Commission
September 29, 2011

compared to the average revenue growth of the S&P 500 over the same period and includes various judgments and assumptions made by the Company, including those noted on the chart.
Customer Case Studies, page 93
25.	Regarding the three case studies beginning on page 93, please provide us with a writing from an executive of each of these customers indicating that they have read the applicable prospectus text and that the prospectus text concerning their company and its experiences with your products and services is accurate and complete.

RESPONSE: The Company is supplementally providing to the Staff, under separate cover contemporaneously herewith, the approvals the Company has received from each of the customers referenced in the case studies to use their case studies in the Registration Statement.
Alliances, page 95
26.	Please provide more detailed information about the nature of and economic terms of your various alliances. Where you reference companies by name, clarify whether you have a contractual arrangement with them and, to the extent material, disclose the terms. If you have no contractual arrangements with the companies identified by name, or the arrangements you have are non-exclusive, please disclose this. Clarify what you mean by “technology relationships” with salesforce.com and Microsoft.

RESPONSE: The Company has revised the disclosure on pages 95—96 of Amendment No. 1 in response to the Staff’s comment.
Operations, page 97
27.	Please tell us whether you have a hosting agreement with Verizon regarding the use of the datacenter and if so, disclose the material terms of that agreement. In addition, please file any such agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) or advise.
RESPONSE: The Company respectfully advises the Staff that it has a hosting agreement with Verizon regarding the use of the data center. The Company does not believe the agreement with Verizon is required to be disclosed under Item 601(b)(10) of Regulation S-K. Please see the Company’s response to comment 10 above for further detail. Further, the Company does not believe that any of the terms of the agreement with Verizon are material to investors, as third-party data center hosting services are widely

Ms. Mills-Apenteng
United States Securities and Exchange Commission
September 29, 2011

available from many different vendors and one vendor can be substituted for another without significant effect on the Company’s business.
Legal Proceedings, page 101
28.	Please tell us whether the monetary relief sought by iHance in the complaint filed against you exceeds 10 percent of the current assets of Eloqua Limited and Eloqua Corporation on a consolidated basis. Refer to Instruction 1 to Item 103 of Regulation S-K.

RESPONSE: The Company supplementally advises the Staff that the monetary relief sought by iHance in the complaint filed against the Company exceeds 10 percent of the current assets of Eloqua Limited and Eloqua Corporation on a consolidated basis. At this time, the Company is unable to estimate the amount or range of possible losses that it may incur in connection with this proceeding.
Executive Compensation
Cash Performance Bonuses, page 112
29.	You indicate that your named executive officers are eligible to receive annual cash incentive compensation that is generally tied to achievement of pre-established companywide and individual performance metrics. Please revise to describe the elements of individual performance that were taken into consideration in establishing, for example, annual cash incentives, and any other elements of compensation for which individual performance was a factor.

RESPONSE: The Company has revised the disclosure on pages 112—113 of Amendment No. 1 in response to the Staff’s comment. The Company supplementally advises the Staff that the prior reference to individual performance metrics is more accurately stated as department-specific performance metrics. For example, the members of the product development department may have performance metrics based on product development goals, in addition to the company-wide metrics.
Description of Capital Stock
Exchangeable Common Shares, page 135
30.	We note from your disclosure on page F-37 that upon the closing of this offering, you expect to have obtained the necessary votes required to ensure that the exchangeable common stock of Eloqua Corporation will convert into common stock on the closing of an initial public offering. Ensure that you include corresponding disclosure in your Description of Capital Stock section, describing the terms on which the vote is to take place, the voting requirements as well as timeline expectations.

Ms. Mills-Apenteng
United States Securities and Exchange Commission
September 29, 2011

RESPONSE: The Company has revised the disclosure on page 136 of Amendment No. 1 in response to the Staff’s comment.
Underwriting, page 146
31.	Revise to provide in your table showing the commission and discounts applicable to the shares sold by the underwriters, the separate amounts to be paid by the company and the selling shareholders. Refer to paragraph Item 508(e) of Regulation S-K.

RESPONSE: The Company has revised the disclosure on pages 147—148 of Amendment No. 1 in response to the Staff’s comment.
Consolidated Financial Statements for Years Ended December 31, 2008, 2009 and 2010
Notes to Consolidated Financial Statements for Years Ended December 31, 2008, 2009 and 2010
(2) Significant Accounting Policies
(m) Revenue Recognition, page F-32
32.	We note your disclosure that consulting services are recognized as services are performed, and that when subcontractors are used to provide all or a portion of consulting services, the Company defers the direct subcontracting costs related to the consulting arrangement and amortizes these costs over the same time period as the consulting revenue is recognized. Please clarify what method you use to measure the completion of services and recognize revenue under these contracts, and why it is appropriate to defer subcontractor costs that have been incurred in providing the service. To the extent your policy is different prior to the adoption of FASB ASU 2009-13, please describe the differences. Please amend your disclosures as appropriate.

RESPONSE: The Company has revised the disclosure on pages F-11 and F-37 of Amendment No.1 in response to the Staff’s comment. The Company respectfully advises the Staff that, with respect to the method used to measure the completion of services and recognize revenue for professional services, the Company provides four categories of professional services. The method of revenue recognition for these services after the adoption of ASU 2009-13 are described below.
(1)	Implementation services (SmartStarts). These fixed-price services are generally performed beginning at or very near to the related subscription activation date and over a period ranging between two and four months. The Company has established three levels of SmartStart implementation services that address the customer size and sophistication of the engagement. Revenue is recognized for

Ms. Mills-Apenteng
United States Securities and Exchange Commission
September 29, 2011

these implementation services ratably over the related service period (beginning at the subscription activation date and ratably over 60, 90 or 120 days, depending on the level of SmartStart implementation service being provided). The Company believes that the ratable revenue recognition approach for these services is appropriate as it represents a systematic and reasonable basis that closely matches the revenue recognized with the proportional performance.
(2)	Standard professional services. The Company provides other professional services (i.e., non-implementation services) based on standard fixed prices. These services are generally performed over a period of two to three months, depending on the specific service being provided. Revenues for these services are recognized ratably over the service period. Since these are short-term, standard services, the Company is able to reasonably determine the expected period of performance. The Company believes that the ratable revenue recognition approach for these services is appropriate as it represents a systematic and reasonable basis which closely matches the revenue recognized with the proportional performance. The Company also provides customer training services under short term, fixed price arrangements. Due to the short-term nature of these customer training services (generally one month or less), the Company recognizes revenue upon completion.
(3)	Standard professional services that include customer acceptance terms. The Company provides other professional services (i.e., non-implementation services) based on standard fixed prices, under arrangements that include customer acceptance provisions. These services are generally performed over a period of two to three months. The Company believes that such customer acceptance provisions are substantive, bargained-for terms of the arrangement. As a result, the Company defers recognition of revenue relating to these services until the service is complete and acceptance has been obtained by the customer.
(4)	Non-standard, custom professional services. The Company performs non-standard, custom professional services based upon an agreed upon Statement of Work. Such services are based upon pre-defined hourly rates and may be fixed priced or time based, and may include single or multiple service deliverables. Arrangements with multiple non-standard service deliverables under one Statement of Work generally include numerous individual short term service deliverables, and generally include customer acceptance provisions. The Company believes that such customer acceptance provisions are substantive, bargained-for terms of the arrangement. The Company separates the service deliverables under these arrangements based upon the best estimated selling prices of each service deliverable. The Company defers recognition of revenue

Ms. Mills-Apenteng
United States Securities and Exchange Commission
September 29, 2011

relating to each individual service deliverable until the service is complete and acceptance has been obtained by the customer.
     Prior to the adoption of ASU 2009-13, the fees for the substantial majority of the Company’s professional services did not qualify to be treated as separate units of accounting from the related subscriptions. As a result, the fees relating to those services were deferred and recognized over the remaining term of the subscription agreement. Professional services that qualified as separate units of accounting prior to the adoption of ASU 2009-13, were recognized as described above.
     With respect to the subcontractor costs incurred by the Company relating to its professional services arrangements, the Company recognizes the costs over the same time period as the professional services revenue is recognized. Prior to the adoption of ASU 2009-13, professional services revenues were generally combined with the related subscription arrangement and recognized over the life of the subscription term. Accordingly, the Company deferred the direct and incremental subcontract costs incurred to provide the professional services and amortized those costs over the same period as the related revenue was recognized (i.e., over the subscription term). Upon adopting ASU 2009-13, the Company is generally able to separate our professional services revenues from our subscription revenues. As a result, the Company recognizes the subcontractor costs over the period of performance by the sub-contractor, which coincides with the period over which the related professional revenue is recognized.
(8) Stockholders’ Equity
(c) Warrants
(ii) Series C Redeemable Convertible Preferred Stock Warrants, page F-25
33.	We note your disclosure that your warrants to purchase Series C redeemable convertible preferred stock are classified as liabilities at fair value on the consolidated balance sheet. Please clarify why these warrants are required to be accounted for as liabilities. That is, tell us if you consider the Series C redeemable convertible stock to be mandatorily redeemable. If so, tell us why the Series C redeemable preferred stock is also not classified as a liability on the consolidated balance sheet.

RESPONSE: The Company respectfully advises the Staff that, as further described on page F-22 of the Registration Statement, each share of its Series C redeemable convertible preferred stock (“Series C Preferred Stock”) may be converted into a share of Common Stock at any time, at the option of the holder. Further, each share of the Series C Preferred Stock shall automatically convert into Common Stock upon certain events, such as an initial public offering meeting certain criteria. If the shares of Series C

Ms. Mills-Apenteng
United States Securities and Exchange Commission
September 29, 2011

Preferred Stock are not otherwise converted into shares of Common Stock, at any time after September 26, 2012, the holders of at least a majority of the Series C Preferred Stock, may redeem all of the Series C Preferred Stock outstanding for cash.
     ASC 480-10-20 defines a “mandatorily redeemable financial instrument” as “any of various financial instruments issued in the form of shares that embody an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determined date (or dates) or upon an event that is certain to occur.” The Company does not believe that the Series C Preferred Stock is a mandatorily redeemable financial instrument within the meaning of ASC 480, since the Company’s obligation to redeem the Preferred Stock by transferring an asset is not unconditional — it is conditional upon the holders requiring redemption. The holders may or may not require redemption, at their sole discretion. Therefore, the Series C Preferred Stock is not required to be classified as a liability under ASC 480-10-25-4. Further, the Series C Preferred Stock is not required to be classified as a liability under ASC 480-10-25-8 since the Series C Preferred Stock is an outstanding share. Finally, the Series C Preferred Stock is not required to be classified as a liability under ASC 480-10-25-14 since it does not represent an unconditional obligation that the Company must or may settle by issuing a variable number of its equity shares.
     The Company is required to classify the warrants to purchase Series C Preferred Stock as liabilities based on the guidance in ASC 480-10-25-8, which states that “an entity shall classify as a liability any financial instrument, other than an outstanding share, that, at inception, has both of the following characteristics: (a) it embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, (b) it requires or may require the issuer to settle the obligation by transferring assets.” The warrants to purchase Series C Preferred Stock are within the scope of ASC 480-10-25-8 since they are not outstanding shares, require the issuance upon exercise of a financial instrument (i.e., Series C Preferred Stock) that embodies an obligation, at inception, to repurchase the Series C Preferred Stock (i.e., upon redemption of the Series C Preferred Stock) and may require the Company to settle the obligation by transferring assets (i.e., redemption of the Series C Preferred Stock for cash). The classification of the warrants to purchase Series C Preferred Stock as liabilities is further supported by the example provided in ASC 480-10-55-32.
(10) Income Taxes, page F-26
34.	We note your disclosure that during 2010, the valuation allowance for your non-U.S. deferred tax assets was reduced by $4.6 million due to a change in management’s assessment of the Company’s ability to realize these tax assets due to a change in the

Ms. Mills-Apenteng
United States Securities and Exchange Commission
September 29, 2011

nature of your foreign operations. Please revise your disclosure to explain the change in the nature of your foreign operations, and how you considered the factors in ASC 740-10-30-16 through 25 in determining it was appropriate to remove the valuation allowance.
RESPONSE: The Company has revised the disclosure on page F-29 of Amendment No. 1 in response to the Staff’s comment.
Consolidated Financial Statements for the Six Months Ended June 30, 2010 and 2011
Notes to Consolidated Financial Statements for the Six Months Ended June 30, 2010 and 2011
35.	Tell us what consideration you gave to including a description of the significant variations in the customary relationship between income tax expense and income before income taxes for the interim periods presented. Refer to ASC 740-270-50-1.

RESPONSE: The Company respectfully advises the Staff that footnote (5) to the Consolidated Financial Statements for the Six Months Ended June 30, 2010 and 2011 indicates that taxes reflect foreign income taxes and non-realizable U.S. net deferred tax assets against which the Company has applied a full valuation allowance. The Company does not believe further description of the variations of the tax expense from the customary relationship between income tax expense and pretax accounting income is merited as the current footnote explains the basis for the variations.
(1) Significant Accounting Policies
(f) Unaudited Pro forma Information, page F-37
36.	We note your disclosure that upon closing of the initial public offering, the Company expects to have obtained the necessary votes required to ensure that the exchangeable common stock of Eloqua Corporation will convert into common stock on the closing of an initial public offering, and that for purposes of the pro forma balance sheet and the pro forma net loss per share attributable to common stockholders, all shares of exchangeable common stock have been treated as though they have converted to common stock of the Company at the beginning of the respective periods. Tell us what consideration you have given to only giving effect to events or transactions that are factually supportable and probable of occurring in your pro forma presentation.

RESPONSE: The Company respectfully advises the Staff that, prior to printing copies of the preliminary prospectus for use on the offering roadshow, it expects to have received irrevocable elections of exchange from the required percentage of exchangeable common shares of Eloqua Corporation and that such preliminary prospectus will include a

Ms. Mills-Apenteng
United States Securities and Exchange Commission
September 29, 2011

statement that such irrevocable elections have been obtained and the exchange will occur, subject to only to completion of this offering. Therefore, the conversion of all of the shares of exchangeable common stock to shares of the Company’s common stock will at that time be contractually obligated to occur in connection with the closing of this offering.
(6) Subsequent Events, page F-41
37.	We note your disclosure on page 7 that you intend to affect a reverse split of your common stock. Please retrospectively adjust all share and per share amounts for all periods presented throughout your filing to reflect the reverse split in accordance with SAB Topic 4.C.

RESPONSE: The Company respectfully advises the Staff that, once the reverse split of the common stock has been determined, it will retrospectively adjust all share and per share amounts for all periods presented throughout the Registration Statement to reflect the reverse split in accordance with SAB Topic 4.C.
Undertakings, page II-5
38.	It appears that you have not included the undertakings required by Item 512(a). Please advise.

RESPONSE: The Company has included in Amendment No. 1 the undertakings set forth in Item 512(a)(5)(ii) and Item 512(a)(6).
Exhibit Index
39.	On page F-24 in your Notes to the Consolidated Financial Statements, you refer to a Voting Trust Agreement, which provides that Gowlings Canada Inc. holds one share of special voting stock as trustee for the holders of the exchangeable common stock. Tell us what consideration you have given to filing such agreement with your registration statement.

RESPONSE: The Company respectfully advises the Staff that the Voting Trust Agreement is in place solely to support the exchangeable common share structure of Eloqua Corporation. Upon the exchange of all exchangeable common shares of Eloqua Corporation for shares of the Company’s common stock in connection with this offering, the single share of special common voting stock of the Company will be automatically cancelled and retired, and the Voting Trust Agreement will automatically terminate. As described on page 136 of Amendment No. 1, the Company expects to have received, prior to the date investors agree to purchase shares in the offering, irrevocable elections

Ms. Mills-Apenteng
United States Securities and Exchange Commission
September 29, 2011

of exchange from the required percentage of exchangeable common shares. As the Voting Trust Agreement relates solely to the exchangeable common share structure that is dissolving in connection with the offering, the Company believes that this agreement is not relevant to a purchaser’s investment decision.
     Further, the Company does not believe the Voting Trust Agreement is required to be disclosed under Item 601(b)(10) of Regulation S-K. Under Item 601(b)(10)(i), only contracts made outside the ordinary course of business of the registrant that are material to the registrant must be filed. The Company does not believe the Voting Trust Agreement is a material contract, as it is in place solely to support the exchangeable common share structure of Eloqua Corporation, which structure will be dissolved in connection with this offering.
     The Company supplementally advises the Staff that as of June 30, 2011, the exchangeable common stock subject to the Voting Trust Agreement constituted less than 15% of the Company’s common stock (assuming the exchange of all shares of exchangeable common stock and the conversion of all shares of preferred stock).
*******

Ms. Mills-Apenteng
United States Securities and Exchange Commission
September 29, 2011

     If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1568.

Sincerely,
/s/ Christopher J Austin
Christopher J. Austin

Enclosures
cc:	Joseph P. Payne, Eloqua Limited Don E. Clarke, Eloqua Limited David V. Cappillo, Goodwin Procter LLP